

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Jennifer F. Scanlon
President and Chief Executive Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

   Re: UL Inc.
    Amendment No. 3 to Draft Registration Statement on Form S-1
    Submitted May 18, 2022
    CIK No. 0001901440

Dear Ms. Scanlon:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted May 18, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 82

1. We note your discussion and presentation of key operating metrics and Non-GAAP financial measures precedes your discussion and presentation of operations on a GAAP basis. Please tell us your consideration of Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

COVID-19 Impact, page 86

2. We note your disclosure that you have experienced supply chain disruptions in the first

quarter of 2022. Please discuss whether supply chain disruptions materially affect your outlook or business goals, and revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to service quality or reliability.

Results of Operations, page 88

3. You disclose that "Revenue in the first quarter of 2021 was also impacted by a ransomware attack, which resulted in disruption to our systems and our ability to service our customers, primarily in the Consumer segment." Please quantify the impact of the ransomware attack on your revenue and operations. Make conforming changes to your risk factors, as appropriate.

You may contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland, Esq.